Exhibit 3.3

FORM OF CERTIFICATE OF AMENDMENT OF THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

SUNNOVA ENERGY INTERNATIONAL INC.

, 2019

Sunnova Energy International Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation, as heretofore amended (the “Certificate of Incorporation”).

2. Section IV.1 of Article IV of the Certificate of Incorporation is hereby amended by adding the following new paragraph at the end thereof:

“Upon this second paragraph of Section IV.1 of Article IV of this Certificate of Incorporation becoming effective pursuant the DGCL (the “Effective Time”), (i) each 2.3330 shares of Series A Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall automatically be reclassified into one fully paid and nonassessable share of Series A Common Stock and (ii) each 2.3330 shares of Series B Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall automatically be reclassified into one fully paid and nonassessable share of Series B Common Stock, in each case without further action by the Corporation or any holder thereof (collectively, the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split, and in lieu thereof, the Corporation shall pay to each holder otherwise entitled to receive any such fraction an amount in cash (without interest) equal to the fair market value of such fractional share that such holder would otherwise be entitled to receive on the date of the Reverse Stock Split, as determined in good faith by the Board of Directors.”

3. Section IV.2 of Article IV of the Certificate of Incorporation is hereby amended to add new subsection (e) immediately following subsection (d) thereof, which shall read in its entirety as follows:

“(e) Conversion of Series B Common Stock. At the Mandatory Conversion Time, each issued and outstanding share of Series B Common Stock shall automatically be converted into one (1) fully paid and nonassessable share of Series A Common Stock without further action by the Corporation or any holder thereof.”

4. Section IV.3(d)(v) of Article IV of the Certificate of Incorporation is hereby amended to add the following as the last sentence of such section:

“Notwithstanding anything herein to the contrary, the Reverse Stock Split shall not cause or give to any adjustment to the Series A Preferred Original Issue Price, Series C Preferred Original Issue Price, Series A Preferred Conversion Price or Series C Preferred Conversion Price.”

5. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

6. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

[Signature Page to Follow.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by William J. Berger, its Chief Executive Officer, this              day of             , 2019.

SUNNOVA ENERGY INTERNATIONAL INC.

By:
Name:	William J. Berger
Title:	Chief Executive Officer